Exhibit 23.1


We consent to the use in this Current Report of Pharmaceutical Formulations, Inc. on Form 8-K/A of our report dated August 15, 2003 on the financial statements of Konsyl Pharmaceuticals, Inc. appearing in the Form 8-K/A and to the incorporation by reference in the Form 8-K/A of our report dated March 7, 2003 relating to the consolidated balance sheet of Pharmaceutical Formulations, Inc. and Subsidiaries as of December 28, 2002, June 29, 2002 and June 30, 2001 and the related consolidated statements of operations, changes in stockholders' (deficiency) and cash flows for this six-month period ended December 28, 2002 and for each of the two years in the period ended June 29, 2002.



/s/ BDO Seidman, LLP

Woodbridge, New Jersey
October 1, 2003